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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	591176102	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Carlos E. Agüero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		5,136,189

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		673,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,136,189

WITH:	8	SHARED DISPOSITIVE POWER:

		673,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,809,189

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	56.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:
186 North Avenue East
Cranford, NJ 07016
Item 2.
(a)	Name of person filing: See Cover Page, Item 1.

(b)	Address or principal business office or, if none, residence:
c/o Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016
(c)	Citizenship: See Cover Page, Item 4.
(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Page, Items 5 through 11.
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2006

Date

/s/ Carlos E. Agüero

Signature

Carlos E. Agüero

Name/Title